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SEC FILE NUMBER
8- 48462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1,2002** (MM/DD/YY) AND ENDING **December 31,2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET 33RD FLOOR
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGIO CAPELA **(212) 487-1800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **SERGIO CAPELA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BANIF SECURITIES, INC.**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public
MANUEL L. CORREIA
NOTARY PUBLIC, State of New York
No. 01CO5089013
Qualified in Nassau County
Commission Expires December 8, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF SECURITIES, INC.
(formerly Indusval USA Corp.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Banif Securities, Inc.
(formerly Indusval USA Corp.)
New York, New York

We have audited the accompanying statement of financial condition of Banif Securities, Inc. (formerly Indusval USA Corp.) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banif Securities, Inc. (formerly Indusval USA Corp.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 14, 2003

BANIF SECURITIES, INC.
(formerly Indusval USA Corp.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash	$	2,282,399
Due from clearing agent, including clearing deposits of $350,000 (Note 2)		916,750
Receivable from broker-dealers (Note 2)		146,754
Income tax receivable (Note 5)		51,768
Prepaid expenses		66,872
Non-marketable securities		33,100
Furniture and equipment, less accumulated depreciation of $31,281		54,311
Other assets		80,405
	$	3,632,359
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to broker-dealers (Note 2)	$	13,993
Accrued expenses		18,642
Deferred revenue (Note 10)		150,000
Notes payable (Note 8)		420,000
		602,635
Subordinated loan payable (Note 8)		3,000,000
Commitments and Contingencies (Note 4)		
Stockholder's Equity (Notes 7 and 12):		
Preferred stock, par value of $.01; 2,000 shares authorized, none issued		-
Common stock, no par value, 3,100 shares authorized, issued and oustanding		130
Additional paid-in capital		1,119,970
Accumulated deficit		(1,090,376)
		29,724
	$	3,632,359

See Notes to Statement of Financial Condition.

BANIF SECURITIES, INC.
(formerly Indusval USA Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Banif Securities, Inc. (formerly Indusval USA Corp.) (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers, Inc. (NASD). The Company was, until May 3, 2002, a wholly-owned subsidiary of Indusval Holdings S/C Ltda., a Brazilian corporation. All of the shares in the Company were sold to Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company, on the aforementioned date. The Company provides securities brokerage services to institutional investors and affiliates.

Also in May 2002, the Company acquired the assets of Banif Securities, Inc., a Delaware corporation, and on May 3, 2002 changed its name to Banif Securities, Inc. Net assets as of May 3, 2002 and current operating losses for the four month period then ended of the company previously named Banif Securities, Inc., have been reflected in the accompanying financial statements.

A summary of the Company's accounting policies is as follows:

Basis of accounting: The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition: The Company receives commission income in accordance with the terms of an agreement with its clearing agent (see Note 2). Commission income and related expenses are recognized on a trade date basis.

Depreciation and amortization: Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of three to five years.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully -disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in an account with the agent. In December 2002, the Company entered into an agreement with another clearing agent to clear customers' securities transactions on a fully-disclosed basis. This agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from clearing agents consist primarily of required deposits and trading account balances.

Amounts receivable and payable to/from broker-dealers consist primarily of commissions receivable and payable, respectively.

Note 3. Furniture and equipment

Furniture and equipment consist of the following at December 31,2002:

Furniture	$	3,950
Equipment		81,642
		85,592
Less: accumulated depreciation		(31,281)
	$	54,311

Note 4. Commitments and Contingencies

In May 2002, the Company entered into an agreement to lease its office space under an operating lease. The lease expires in August 2007. In addition, the Company leases floor space on the New York Stock Exchange (NYSE) at $26,000 per month, which expires on February 27, 2003. In February 2003, the Company entered into an agreement to renew the lease for the floor space on the NYSE at $21,000 per month for an additional one-year period to end on February 28, 2004. Rent expense for the office and for the floor space for the year ended December 31,2002 amounted to $456,619. The lease for office space is subject to escalation for the Company's proportionate share of increase in real estate taxes and operating expenses.

At December 31,2002 the minimum future rental payments for the office and floor spaces approximated the following:

Years ending December 31,		
2003	$	319,039
2004		151,039
2005		118,862
2006		120,827
2007		80,551
Total lease commitments	$	790,318

Note 5. Income Taxes

The income tax receivable of $51,768 is the result of a net operating loss carryback applied to taxable income in the prior year.

Net deferred tax assets as of December 31, 2002 consist of the following components:

Deferred tax assets (liabilities):		
Equipment basis difference	$	(1,031)
Net operating loss carryforwards		350,021
Related party interest payable		8,491
Net deferred tax asset before valuation allowance		357,481
Less valuation allowance		(357,481)
Net deferred tax asset	$	-

During the year ended December 31, 2002, the Company recorded a valuation allowance of $357,481 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 2002.

Operating loss carryforwards of approximately $768,000 may be used to offset future taxable income and expire in the year 2022.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein their clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize the risk through the procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account which, at times, may exceed federally insured limits. At December 31, 2002, deposits exceeded the federally insured limits. The Company has not experienced any losses on such deposits.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $2,743,268 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

Note 8. Notes and Subordinated Loan Payable

During 2002, the Company issued a non-interest bearing note payable to the Parent in the amount of $420,000 for purposes of funding operations. There is no scheduled maturity date.

In July 2002, the Company offered and sold a Subordinated Loan Agreement in the principal amount of $3,000,000 to the Parent for the purpose of raising capital under Rules 325 and 326 of the Board of Directors of the NYSE. The loan matures on July 31, 2005 and accrues interest monthly and is payable quarterly in arrears at the 3 month LIBOR rate plus 1 ½ % per annum from the date of the agreement. This subordinated loan was pre-approved by the NYSE. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

Note 9. Employee Benefits

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees and their beneficiaries. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2002, the company did not make any matching contributions.

Note 10. World Trade Center Grant

The Company's office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Grant Program administered by the Empire State Development Authority. The Grant requires the Company to continue their operations in New York City through April 2005 or the Grant must be repaid. Accordingly, the $150,000 received under the Program has been deferred, and will be recognized in April 2005.

Note 11. Related Party Transactions

During 2002, the Company has transacted with entities controlled by the Parent. The Company uses Banco Banif Primus, SA, an affiliated entity, for the clearing of the trade financing transactions. In addition, the Company transacts with Banif Primus Corretora de Valeros e Cambio SA, an affiliated entity, for proprietary trading transactions.

Note 12. Restatement of Prior Years

The accumulated deficit at December 31, 2001 has been restated to reflect a charge of $217,395, for certain costs previously capitalized.